Exhibit No. 15.2

CONCREIT FUND I LLC

REDEMPTION PLAN

Introduction

Concreit Fund I LLC (the “Company”), a Delaware limited liability company, has adopted, through its manager, Concreit Fund Management LLC, a Delaware limited liability company (the “Manager”), a redemption plan (the “Redemption Plan”) by which shares of the Company (the “Investor Shares”) may be repurchased by the Company from members (the “Members”) subject to the terms and conditions set forth below.

1. Redemption Price

The Company’s Redemption Plan is designed to provide eligible Members with limited, interim liquidity by enabling them to sell Investor Shares back to the Company. Subject to certain restrictions discusses below, the Company may repurchase fractional Investor Shares computed to five decimal places, from time to time, at the following prices:

Investor Share Purchase Anniversary*	Redemption Price as a Percentage of Purchase Price or NAV**

Less than 360 days	Discounted NAV per Investor Share (1)
360 days and longer	100% NAV per Investor Share

(1)         Discounted NAV per Investor Share shall be in accordance with the following formula: NAV per Investor Share, which is assigned at the time the redemption was requested minus a fraction, (x) the numerator of which is (i) the number of days between the date the Investor Member purchased the Investor Shares and the date when the Investor Shares are redeemed (represented as “N”), multiplied by (ii) one percent (1%) multiplied by (iii) the initial NAV of the Investor Shares being redeemed (represented as “R”), and (y) the denominator which is 360. For illustrative purposes, the formula is stated as follows:

Discounted NAV per Investor Share = NAV per Investor Share – N * (1% / 360) * R

Distributions received in other form than cash will be valued based upon their fair market value as of the date of the distribution, or with regards to distributions in kind, based upon the NAV per Investor Shares as of the date of the distribution.

*The Investor Share Purchase Anniversary relates to initial purchase date of the Investor Shares that are the subject of the redemption.

**Notwithstanding the foregoing, during the period of any public offering, the redemption price will be adjusted, as deemed necessary, to be equal to or below the price of the Investor Shares offered in any offering. Further, redemption of Investor Shares issued pursuant to the Company’s Reinvestment Plan (defined below) will be priced based upon the value ascribed to such shares on the date of closing of such reinvested shares.

2. Redemption of Investor Shares

Any Member who has held Investor Shares may present for the Company’s consideration, all or any portion of such Investor Shares for redemption five (5) business days prior to the last day of each calendar month, in accordance with the procedures outlined herein. At such time, the Company may, at the Company’s sole discretion, choose to redeem such Investor Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemption nor that the Manager will exercise its discretion to redeem such Investor Shares and, accordingly, a Member’s Investor Shares may not be redeemed in such redemption period, or at any point thereafter. Factors that the Company will consider in making its determination to redeem Investor Shares include:

(i)	whether such redemption impairs the Company’s capital or operations;

(ii)	whether an emergency makes such redemption not reasonably practical;

(iii)	whether such redemption would be unlawful; or

(iv)	whether such redemption, when considered with all other redemptions, sales, assignments, transfers and exchanges of the Investor Shares, could cause direct or indirect ownership of the Investor Shares to become concentrated to an extent which would prevent the Company form qualifying as a REIT for tax purposes.

If the Company elects to redeem Investor Shares, the following conditions and limitations would apply: The full amount of the liquidity reserve (the “Liquidity Reserve”) which was established and is maintained in order to satisfy redemption requests, the full amount of the proceeds from the sale of Investor Shares under the automatic dividend reinvestment plan, dated October 25, 2019, as amended (the “Reinvestment Plan”), and indebtedness incurred by the Company to satisfy redemption requests. In addition, the Company may, at the Company’s discretion, use proceeds of any public or private offering of the Company’s Investor Shares for redemptions. Any amount of offering proceeds which is available for redemptions, but which is unused, may be carried over to the next succeeding calendar month for use in addition to the amount of offering proceeds, proceeds from the Reinvestment Plan, and any loans, that would otherwise be available for redemptions. At no time during a three (3) month period, however, may the number of Investor Shares the Company redeems (if the Manager determines to redeem Investor Shares) exceed five percent (5%) of the weighted average number of Investor Shares of the Company’s Investor Shares at the beginning of such three (3) month period. Any Investor Shares redeemed under the Redemption Plan will be returned to the status of authorized but unissued Investor Shares.

3. Insufficient Funds

In the event there are insufficient funds to redeem all of the Investor Shares for which redemption requests have been submitted, and the Company determines to redeem Investor Shares, the Manager will redeem Investor Shares on a pro rata basis at the end of each month. A Member whose Investor Shares are not redeemed due to insufficient funds in that month, can (i) withdraw his or her request for redemption, or (ii) that the request to redeem the Investor Shares will be carried over to the next monthly period, if any, and be honored at such time as sufficient funds exist. In the latter case, the redemption request will be retained, and such Investor Shares will be redeemed (if the Manager determines to redeem Investor Shares) in the same manner as described above, at the end of the next month. If, thereafter, the redemption request has not yet been satisfied, it will remain in perpetuity and satisfied on a ‘first in, first out’ basis at such time as sufficient proceeds from the Reinvestment Plan, the reserves in the Liquidity Reserve, or other proceeds or indebtedness obtained for the purpose of satisfying redemption requests exist. Members will not relinquish their Investor Shares of the Company until such time as the Manager commits to redeem such Investor Shares. Commitments to redeem Investor Shares will be made at the end of each month and will be communicated to each Member who has submitted a request through the Company’s mobile application (the “Concreit App”). Until such time as a commitment is communicated and Investor Shares are actually delivered to the Company, a Member may withdraw its redemption request.

4. Excess Funds

If the full amount of funds available for any given month exceeds the amount necessary for such redemptions, the remaining amount may be held for subsequent redemptions unless such amount is sufficient to make an additional investment in direct commercial real estate, real estate-related securities (an “Investment”), or is used to repay outstanding indebtedness. In that event, the Company may use all or a portion of such amount to make additional Investments or to repay such outstanding indebtedness, provided that the Company (or any of its subsidiaries or any joint venture) enters into a binding contract to make such Investments, or uses such amount to repay outstanding indebtedness, prior to payment of the next distribution.

5. Redemption Requests

A Member who wishes to have his or her Investor Shares redeemed must submit through the Concreit App a request on a form the Company provides through the Concreit App. The form must be executed by the Member, its trustee or authorized agent. Within three (3) business days following the redemption request of the Member, the Member will receive the documents necessary to affect the redemption through the Concreit App, accompanied by a Concreit App notification, including any signature guarantee the Manager requires. The Manager will effect such redemption for the respective month, provided that it receives the properly completed redemption documents relating to the Investor Shares to be redeemed from the Member at least two (2) days before the last day of the respective calendar month, the Manager determines to redeem Investor Shares in such period and the Company has sufficient funds available to redeem such Investor Shares. The effective date of any redemption will be the last day of each calendar month during which the Company receives the properly completed redemption documents. As a result, the Manager anticipates that, assuming sufficient funds are available for redemption, the redemptions will be paid no later than seven (7) business days after the last day of the prior calendar month.

Upon the Manager’s receipt of notice for redemption of Investor Shares, the redemption price will be on such terms as the Manager shall determine at such time. As set forth in the section ‘Redemption Price’ above, the redemption price for Investor Shares of the Company will be discounted within the first year after the Investor Shares have been purchased, and thereafter be equal to the amount of the purchase price of the subject Investor Shares at the time of issuance, provided that during the period of any public offering, the redemption price will be adjusted, as deemed necessary, to be equal to or below the price of the Investor Shares offered in any offering. Thus, the redemption price may be lower than the original purchase price but will never be higher than the original purchase price.

6. Amendment or Suspension of the Plan

Accordingly, the redemption price paid to Members for redeemed Investor Shares may vary over time to the extent that the United States Internal Revenue Service changes its ruling regarding the percentage discount that a REIT may give on reinvested Investor Shares. Our Manager will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with Members (see below herein).

A Member may present fewer than all of his or her Investor Shares to the Company for redemption. A Member who only requests a redemption for a portion of its Investor Shares, must redeem Investor Shares acquired earlier in time, subject to the restrictions and limitations set forth in section ‘Redemption Price’.

The Manager, in its sole discretion, may amend or suspend the Redemption Plan at any time it determines that such amendment or suspension is in the Company’s best interests. The Manager may amend or suspend the Redemption Plan if:

(i)	it determines, in its sole discretion, that the Redemption Plan impairs the Company’s capital or operations;

(ii)	it determines, in its sole discretion, that an emergency makes the Redemption Plan not reasonably practical;

(iii)	any governmental or regulatory agency with jurisdiction over the Company so demands for the protection of the Members;

(iv)	it determines, in its sole discretion, that the Redemption Plan would be unlawful;

(v)	it determines, in its sole discretion, that redemptions under the Redemption Plan, when considered with all other sales, assignments, transfers and exchanges of the Investor Shares, could cause direct or indirect ownership of the Investor Shares to become concentrated to an extent which would prevent the Company from qualifying as a REIT under the Code; or

(vi)	it determines, in its sole discretion, that such amendment or suspension would be in the Company’s best interest.

Investors will have no right to request redemption of Investor Shares should the Investor Shares become listed on a national securities exchange, the NASDAQ Global Select Market, the NASDAQ Global Market. The Redemption Plan is only intended to provide interim liquidity for existing Members until a secondary market develops for the Investor Shares, at which time the Redemption Plan would terminate. No such secondary market presently exists, nor can the Company assure you that any market for the Investor Shares will ever develop.

If the Manager amends or suspends, including adjustments to the redemption price, the Redemption Plan, the Manager will provide Members with at least fifteen (15) business days advance notice prior to effecting such amendment or suspension: (i) in the Company’s annual or quarterly reports, (ii) by means of a separate mailing accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934, or (iii) by means of the Concreit App. While the Company is engaged in an offering of Investor Shares, the Manager will also include this information in a prospectus supplement or post-effective amendment to the registration/offering statement as required under federal securities laws. For a discussion of the tax treatment of such redemptions please consult with a tax counsel.